SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   Commission File Number 0-5537

                          NOTIFICATION OF LATE FILING

   (Check One): [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

  Read attached instruction sheet before preparing form. Please print or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        Part I - Registrant Information

Full name of registrant

                        Investment Properties Associates
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Former name if applicable

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Address of principal executive office (Street and number)

                               60 East 42nd Street
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City, State and Zip Code       New York, New York 10165

                       Part II - Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be file on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant   owns  and  operates  9   commercial   properties   nationwide.
Registrant was not able to compile all of the information from each property that is required to complete its report on Form 10-Q by November 16, 1998.

                          Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification


Irving Schneider                                 212               880-0160
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  (Name)                                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion.
                                                               [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the three month period and nine month period ended September 30, 1998 will reflect changes from results of operations for the comparable periods ended September 30, 1997 as a result of the sale of the Registrant's Chicago properties for an aggregate sale proceeds of approximately $121 million. The statement of operations will reflect and Extraordinary Gain from Sale and Properties in an amount of approximately $105 million. The Net Income Transfered to Partners' Capital Accounts will be approximately $106 million and $112 million, respectively, for the three month period and the nine month period ended September 30, 1998, as compared with $1,979,292 and $5,935,236, for the comparable periods ended September 30, 1997. These estimates are approximate because detailed information required to finalize the results of operations is not yet available.

                        Investment Properties Associates
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 16, 1998                  By /s/Irving Schneider
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      November 16, 1998                     Irving Schneider, General Partner

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.